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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      VALUESTAR CORPORATION
                        (Name of Issuer)

              Series B Convertible Preferred Stock
                 (Title of Class of Securities)

                           919910 10 9
                         (CUSIP Number)

                       Denis T. Rice, Esq.
          Howard Rice Nemerovski Canady Falk & Rabkin,
                   A Professional Corporation
               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                         (415) 434-1600
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 9, 1999
                  (Date of Event which Requires
                    Filing of this Statement)

        If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [].

        Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
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        The information required in the remainder of this cover
page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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 1    Name of Reporting Person        ECOMPANIES VENTURE GROUP, L.P.

      IRS Identification No. of Above Person              95-4755457

 2    Check the Appropriate Box if a Member of a Group        (a) []

                                                              (b) []
 3    SEC USE ONLY

 4    Source of Funds                                             WC

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                  Delaware

                    7    Sole Voting Power                 3,457,150*

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    8    Shared Voting Power

                    9    Sole Dispositive Power           3,457,150*

                   10    Shared Dispositive Power

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       345,715 shares of Series B Convertible Preferred Stock convertible into 3,457,150 shares of common stock*

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11
                                                              24.8%

 14    Type of Reporting Person                                 PN


*See Item 5 below
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 1    Name of Reporting Person                    Steven A. Ledger

      IRS Identification No. of Above Person           ###-##-####

 2    Check the Appropriate Box if a Member of a Group      (a) []

                                                            (b) []
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                     USA

                    7    Sole Voting Power               3,457,150*

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    8    Shared Voting Power

                    9    Sole Dispositive Power          3,457,150*

                   10    Shared Dispositive Power

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       345,715 shares of Series B Convertible Preferred Stock convertible into 3,457,150 shares of common stock*

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11
                                                              24.8%

 14    Type of Reporting Person                                  IN


*See Item 5 below
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 1    Name of Reporting Person                    Timothy M. Spicer

      IRS Identification No. of Above Person            ###-##-####

 2    Check the Appropriate Box if a Member of a Group       (a) []

                                                             (b) []
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)

 6    Citizenship or Place of Organization                      USA

                    7    Sole Voting Power                3,457,150*

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                    8    Shared Voting Power

                    9    Sole Dispositive Power           3,457,150*

                   10    Shared Dispositive Power

 11    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       345,715 shares of Series B Convertible Preferred Stock convertible into 3,457,150 shares of common stock*

 12    Check Box if the Aggregate Amount in Row 11 Excludes
       Certain Shares

 13    Percent of Class Represented by Amount in Row 11
                                                              24.8%

 14    Type of Reporting Person                                  IN


*See Item 5 below
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Item 1.  Security and Issuer

        This Schedule 13D relates to 345,715 shares of Series B Convertible Preferred Stock convertible into 3,457,150 shares of Common Stock of Valuestar Corporation, a Colorado corporation (the "Issuer"). The address of the principal executive office of the Issuer is 360-22nd Street, Suite 210, Oakland, California 94612.

Item 2. Identity and Background

        (a), (b), (c) and (f). This Schedule 13D is filed on behalf of eCompanies Venture Group, L.P., a Delaware limited partnership ("eCompanies"), Steven A. Ledger and Timothy M.
Spicer.

        eCompanies is a limited partnership organized under the laws of the State of Delaware. Steven A. Ledger and Timothy M. Spicer are the general partners of eCompanies. eCompanies' principal business is a private investment limited partnership. The principal business address of eCompanies is 2120 Colorado Blvd., Santa Monica, California 90404.

        Mr. Ledger is a citizen of the USA and one of the general partners of eCompanies. Mr. Ledger's principal business is acting as general partner of eCompanies. His business address is 2120 Colorado Blvd., 4th Floor, Santa Monica, California 90404.

        Mr. Spicer is a citizen of the USA and one of the general partners of eCompanies. Mr. Spicer's principal business is acting as general partner of eCompanies. His business address is 2120 Colorado Blvd., 4th Floor, Santa Monica, California 90404.

        (d) and (e).    To the best knowledge of the reporting
persons, none of the entities or individuals identified in this
Item 2 has been convicted, during the past five years, of any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Beneficial ownership of the reported securities was acquired by eCompanies through the utilization of working capital. The amount paid was $6,050,012.50.
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Item 4. Purpose of Transaction.

        The securities covered by this Schedule 13D were acquired by eCompanies for investment purposes. Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the reporting persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

        Other than as set forth in this statement, the reporting persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) -(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

Item 5. Interest in Securities of the Issuer

        (a), (b)    According to the Issuer, there were
10,467,906 shares of Common Stock issued and outstanding on December 13, 1999. Based on such information, eCompanies' ownership of 345,715 shares of Series B Convertible Preferred Stock, convertible into 3,457,150 shares of Common Stock, results in beneficial ownership of 24.8% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934).

        Voting and investment power concerning the above shares are held solely by eCompanies. As the general partners of eCompanies, Messrs. Ledger and Spicer may be deemed the beneficial owners of the securities over which eCompanies has voting and investment power. Although they are joining in this Schedule as reporting persons, the filing of this Schedule shall not be construed as an admission that either of them is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by eCompanies.

        (c) During the 60 days preceding the date of this
Schedule 13D, none of eCompanies, Mr. Ledger or Mr. Spicer has purchased any shares of the Issuer's Common Stock on the open market.

        (d) Not Applicable.

        (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The relative rights and preferences of the Series B Convertible Preferred Stock are set forth in a Certificate of Designation of Series B Convertible Preferred Stock filed with the Colorado Secretary of State on December 7, 1999 (the
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"Certificate of Designation").  eCompanies and the Issuer, among others, have entered into a (a) Series B Preferred Stock Purchase Agreement, dated as of December 8, 1999 (the "Purchase Agreement") and (b) an Investors Rights Agreement, dated as of December 8, 1999 ("Investors Rights Agreement").

        So long as at least 200,000 shares of Series B Convertible Preferred Stock are issued and outstanding, the Certificate of Designation grants eCompanies the right, voting as a separate class, to elect two members to the Issuer's Board of Directors. Except as otherwise required by law or expressly provided in the Certificate of Designation, each share of Series B Convertible Preferred Stock shall be entitled to vote on all matters submitted or required to be submitted to a vote of the shareholders and shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which such shares of Series B Convertible Preferred Stock are convertible.

Item 7. Material to be Filed as Exhibits

        (a)Series B Preferred Stock Purchase Agreement, dated as of December 8, 1999, among the Issuer, eCompanies and the other parties thereto.*

        (b)Certificate of Designation of Series B Convertible
Preferred Stock of the Issuer filed December 7, 1999.*

        (c)Investors Rights Agreement, dated as of December 8,
1999, among the Issuer, eCompanies and the other parties thereto.*

* Incorporated by reference to the documents filed as Exhibits to the Issuer's Form 8K filed with the Commission on December 13,
1999.
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                           Signatures


        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 22, 1999.


                              eCOMPANIES VENTURE GROUP, L.P.



                              By: /s/ Steven A. Ledger
                              _____________________________
                              Steven A. Ledger;
                              its general partner




                                  /s/ Steven A. Ledger
                              ______________________________
                              Steven A. Ledger




                                  /s/ Timothy M. Spicer
                              ______________________________
                              Timothy M. Spicer